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April 2, 2024
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Alyssa Wall, Mara Ransom
Keira Nakada, Theresa Brillant

Re:	UL Solutions Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Filed on February 29, 2024
CIK No. 0001901440
Ladies and Gentlemen:
On behalf of our client, UL Solutions Inc. (the “Company”), set forth below is the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in their letter dated March 15, 2024 relating to the Company’s Amendment No. 1 to the above-referenced registration statement on Form S-1 (the “Registration Statement”). Concurrently with the submission of this letter, the Company has filed Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects the revisions described herein and certain other updated information.
For ease of reference, the text of the comment in the Staff’s letter has been reproduced in italics herein, with the Company’s response immediately following.
Non-GAAP Financial Measures, page 111
1.We note your presentation of Adjusted EBITDA margin for each segment. Please balance each non-GAAP measure with the most directly comparable GAAP margin in accordance with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.
Response: The Company respectfully acknowledges the Staff’s comment. In response, the Company has revised the disclosure on page 116 of the Registration Statement.

April 2, 2024

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Should you have any comments or questions regarding the foregoing, please call me at (312) 876-7681 or e-mail me at cathy.birkeland@lw.com. Thank you in advance for your attention to this matter.

Very truly yours,

/s/ Cathy A. Birkeland
Cathy A. Birkeland
of LATHAM & WATKINS LLP

cc:	Jennifer F. Scanlon,UL Solutions Inc.
Ryan D. Robinson, UL Solutions Inc.
Jacqueline K. McLaughlin, UL Solutions Inc.
Christopher D. Lueking, Latham & Watkins LLP
Alexa M. Berlin, Latham & Watkins LLP
Alexander D. Lynch, Weil, Gotshal & Manges LLP
Barbra J. Broudy, Weil, Gotshal & Manges LLP
2